Exhibit 99.3

SUMMARY OF OFFICE LICENSE AGREEMENT

The following is a summary of the principal terms of the occupancy by EOS Inc. of those premises located at Room 1106, 11F., No. 101, Section 2, Nanjing E. Road, Zhongshan District, Taipei City, 104, Taiwan (Republic of China).

1.	Commencement of a term of occupancy: April 3, 2015.
2.	Termination date of occupancy: December 31, 2015.
3.	Renewal: The Company may renew the occupancy for an additional one year period after December 31, 2015, on the same terms.
4.	Rent: None.
5.	Security Deposit: None.
6.	Size: Approximately 142 square feet.
7.	Use: Office